Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Transcript: Churchill IV and Lucid Motors Investor Update Conference Call on 7/22/21

Operator’s opening:

Good day and thank you for joining Churchill IV and Lucid Motors Investor Update conference call.

All participants will be in listen-only mode. For those that joined by webcast, you may submit questions throughout today’s event by clicking in the Submit a Question text box on your screen. Questions will be addressed after the formal presentation has ended.

Please note this event is being recorded. I would now like to turn the program over to Michael Klein, Chairman and CEO of Churchill IV and Peter Rawlinson, CEO and CTO of Lucid Motors.

Please go ahead.

Michael Klein:

Thank you very much and thank you all for joining us at short notice. I am Michael Klein, Chairman and Chief Executive Officer of Churchill Capital Corp IV. Joining me on this call is Peter Rawlinson, who you all know, Chief Executive Officer of Lucid Motors, who is actually joining us today from Lucid’s factory in Arizona, but he is on his way to join me in New York later today.

It is an exciting time for Churchill and for Lucid as we finalize the transaction to take Lucid Motors public. We are thrilled to make a $4.5 billion investment in Lucid and to partner with this extraordinary management team to develop the next generation electric vehicle.

As Chairman of Churchill, I am pleased to give you an update and also to make a very important request of our shareholders.

First, I want to remind all that creating this merger with Lucid has fulfilled Churchill’s core mission to invest in a great company. And that company, Lucid, is redefining luxury in the EV market and building a leader in energy transition. We have a unique opportunity and we at Churchill could not be more excited to be supporting Lucid as it embarks upon its commercial production launch of the Lucid Air.

To update all of you, we held our special shareholders meeting this morning regarding the transaction and the other required approvals. I am pleased to report that over 99% of our shareholders who voted, have voted to approve the business combination. Just to report: over 99% of our shareholders who voted have voted to approve the business combination. This is an incredible show of support from our core group of shareholders. We can all be proud of achieving this milestone. In fact, as we expected from the outset, we received overwhelming support as expected from all of our core shareholder on all of the matters.

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However, due to certain very specific technical factors, we have not received all the votes required for Proposal #2. Proposal #2 simply revises the Company’s charter to enable the financing of the transaction to occur.

The financing of this company’s growth, as you know, is one of the company’s greatest strengths. It will allow the company to succeed. It will allow the company to grow.

For technical reasons, that proposal requires a higher number of votes than the others. To be clear, the transaction cannot close until Proposal #2 receives these votes. As I have stated, the votes we have received and the approvals that we agreed this morning for the other proposals received nearly unanimous support. We simply need more votes.

Now, we recognize that for many of you this voting process may be new or not standard. I’m going to share with you the method to move forward and of course we are all available to assist in any way.

You can vote online through a service provided by your broker by going to www.proxyvote.com, that’s proxyvote.com, or proxypush.com. Before you visit those websites make sure you have what’s called your control number. It should have been mailed or emailed to all stockholders. I know this is technical and I know that some of those emails may have gone into your spam folder or otherwise, but it’s critical and important to vote and to have the tools to vote.

If you do have questions or need assistance voting please call MacKenzie Partners, which is the proxy solicitation firm for Churchill Capital Corp IV. Their number, toll-free, is (800) 322-2885. That’s (800) 322-2885. Overseas voters can call (212) 929-5500. That’s (212) 929-5500.

Most of you will find online the easiest path, but we have an entire group ready to answer your questions through those phone numbers. I need to remind you to check your emails, and check your spam emails. Once you have that control number, the process literally takes 1 minute to close without delay and then we can all participate in the great success and returns of Lucid going forward.

Now before I hand it over to Peter—We have been blessed with a broad and diverse group of both institutional and individual shareholders. I’m told this is one of the most extraordinary level of investor participation in any new company in the history of the equity markets. And it truly is an extraordinary group of shareholders. But many of you hold accounts directly via online brokers, and identifying the many holders from our end and gathering that vote is a time-consuming process.

And while the votes, as we’ve indicated, have been extraordinary, with 99% approving the transaction, we simply need more votes delivered for Proposal #2.

We welcome all of the new shareholders. However, we need all of you to participate in the election process. In particular, if you are participating via new trading platforms, the new apps, that may not be directing you clearly to a voting service, we need your vote. We expect to close as planned tomorrow; we can’t do so without approving the new charter, which allows for the funding of the company and the successful growth of the company.

My request is simple: any and all shareholders, whether new or old, and no matter how many shares you hold or held, should immediately vote, let your voice be heard, let you join all of the others that have voted for this transaction overwhelmingly. If you held shares as of June 21, 2021 – even if you don’t hold that same group of shares today – you can vote and please vote those shares.

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We’re thrilled to be a long-term investor in Lucid, we’re incredibly excited about the prospects. We can’t wait for this to close and for Peter to launch the vehicle and the vehicles to come. There’s more excitement ahead.

With that, I am going to turn the call over to our partner and the leader of the company, the CEO and CTO of Lucid, Peter Rawlinson, who is in the factory in Arizona. Peter, I hope things are great in Arizona and I look forward to seeing you in New York later.

Peter Rawlinson

Thank you, Michael, and hello everyone. Now, as Michael said, I am actually calling in from our plant in Arizona where we continue to put the finishing touches on the Lucid Air at our purpose-built factory.

And I wish you could see it. the factory is amazing. We are really in the midst of producing our quality validation cars, these are the cars that are going to lead to cars that we will actually sell to the public. And the excitement here is really palpable from all the team.

Now, the management team and indeed our whole Lucid family, we’re incredibly appreciative of the partnership with Churchill and we’re energized about going into full production mode in the second half of 2021.

Now, I’m speaking to you today with a very special reminder, a reminder for all those Churchill Capital Corp IV shareholders who are out there. It's really important that you exercise your right to vote regarding Proposal #2, and the reason is because Proposal #2 allows the merger to close. I want to be super clear about this: it’s Proposal 2 that allows that merger to close, and it provides me with that crucial financing that I need to grow and propel this great company.

I want to be super clear about this: I need you to vote for Proposal #2. And it doesn’t matter how large or small you are, every single investor vote counts, we’re all in this. So, whether you're a Robinhood trader or managing your portfolio via a traditional brokerage, please, please vote.

Now, to vote, you can follow the proxy instructions you received. It just takes moments, and you can even vote online or via a toll-free number with the instructions given. Thanks so much for making your vote count.

I’m excited to be preparing for our launch day and I know our employees and others are as well.

And with that, I will turn the call over to the operator to take a few questions.

Operator before Q&A:

“We will now begin the question-and-answer session. For those on the webcast, to ask a question you may submit questions through the webcast by typing in the Submit a Question text box on your screen.”

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Q&A

Question (from Operator): Do my CCIV shares automatically switch to Lucid shares after the vote?

Michael Klein: Yes they do. You need to take no action whatsoever. They will automatically be exchanged.

Question (from Operator): What is the process from now until Lucid becomes a publicly traded company?

Michael Klein: It’s quite simple. We finalize the voting for those who have not yet submitted their voting. We anticipate that taking place throughout the day today and we will hold our adjourned shareholder meeting tomorrow morning at 9 o’clock for Proposal #2. As I remind you, we have a 99% positive vote, overwhelming support for the proposals that have been approved. And we need the remaining shareholders who have not voted to simply vote to have Proposal 2 be completed. Upon that vote being completed, we will close immediately. We will then move forward as a publicly listed company, and the capital and funds that will be made available to Lucid will allow Peter and his great team to expand as he has told all in the past weeks – expand more rapidly his factory development, extend the delivery of an increased number of the Air vehicles, and launch, as scheduled, in the coming months. We have, simply, one last lap to go, which is the completion of the Proposal 2 vote, and upon that vote being completed, we will be a public company. CCIV will be changed to LCID forever, successfully, for all of our owners.

Question (from Operator): I am having an issue voting, can you please repeat the website and the phone number?

Michael Klein: Yes, we can. The website is www.proxyvote.com or proxypush.com, proxypush.com. Depending on which online broker you have, you will need to use one of those two websites. If you have any challenge or difficulty, the phone numbers for MacKenzie Partners are 1 (800) 322-2885, that’s (800) 322-2885, or, domestic, and for international callers (212) 929-5500, (212) 929-5500. There is a full phone bank available. If your call is not taken immediately, they will respond and return your call.

Question (from Operator): Can you describe Proposal 2 in layman’s terms?

Michael Klein: Certainly. Proposal 2 is simple and standard. Proposal 2 is the conversion of the company from CCIV to LCID. That conversion is important as it restates the new certificate of incorporation for the new company. That’s a standard event, but it is a critical event because it allows for the number of shares that are to be issued, would be issued directly to and fund the company for $4.5 billion that will fund the growth of the company. If Proposal #2 was not in place, we would not have the charter of the company which would allow us to fund the company.

Closing the call:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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Additional Information About the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication relates to a proposed business combination between CCIV and Lucid.  In connection with the proposed business combination, CCIV filed a registration statement on Form S-4, as amended (the "Form S-4"), with the U.S. Securities and Exchange Commission (the "SEC"). The Form S-4 was declared effective June 25, 2021. The Form S-4 includes a document that serves as a prospectus and proxy statement of CCIV, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to CCIV's shareholders in connection with CCIV's solicitation of proxies for the vote by CCIV's shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the proposed business combination as described in the Form S-4. CCIV also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of CCIV are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction. CCIV has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of June 21, 2021, the record date established for the special meeting of stockholders relating to the proposed business combination. Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by CCIV through the website maintained by the SEC at www.sec.gov. The documents filed by CCIV with the SEC also may be obtained free of charge at CCIV's website at: https://iv.churchillcapitalcorp.com/# or upon written request to 640 Fifth Avenue, 12th Floor New York, NY 10019.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV's shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV's shareholders in connection with the proposed transactions is set forth in CCIV's proxy statement/prospectus included in the Form S-4. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations and timing related to commercial product launches, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the "proposed transactions") and the potential success of Lucid's go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid's and CCIV's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including factors discussed in CCIV's definitive proxy statement/prospectus, CCIV's Annual Report on Form 10-K/A for the year ended December 31, 2020 and CCIV's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, in each case, under the heading "Risk Factors," as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV currently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid's and CCIV's expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid's and CCIV's assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid's and CCIV's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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